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                          May 8, 2024

       Virginia Johnson
       Chief Legal Officer
       Aspen Aerogels, Inc.
       30 Forbes Road, Building B
       Northborough, Massachusetts 01532

                                                        Re: Aspen Aerogels,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279072

       Dear Virginia Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Nishant Dharia